Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement

Dated January 8, 2014 and

Registration Statement No. 333-188696

Dated May 20, 2013

Final Term Sheet

Sabra Health Care Limited Partnership

Sabra Capital Corporation

5.5% of Senior Notes due 2021

January 8, 2013

This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated January 8, 2014, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”) and the accompanying prospectus of Sabra Health Care Limited Partnership and Sabra Capital Corporation dated May 20, 2013. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this term sheet but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Terms Applicable to the 5.5% Senior Notes due 2021

Co-issuers:	Sabra Health Care Limited Partnership and Sabra Capital Corporation (the “Issuers”)

Guarantors:	Sabra Health Care REIT, Inc. and certain of its existing and future subsidiaries other than the Issuers

Title of Securities:	5.5% Senior Notes due 2021 (the “Notes”)

Aggregate Principal Amount:	$350,000,000

Issue Price:	100.000%, plus accrued interest, if any

Gross Proceeds:	$350,000,000

Coupon:	5.500% per annum

Yield to Maturity:	5.500%

Final Maturity Date:	February 1, 2021

Record Dates:	January 15 and July 15 of each year

Interest Payment Dates:	February 1 and August 1 of each year

First Interest Payment Date:	August 1, 2014

Make-Whole Redemption:	Prior to February 1, 2017, plus accrued and unpaid interest, if any, plus the “make-whole premium” described in the Preliminary Prospectus Supplement

Optional Redemption:	On or after February 1, 2017, the Notes are redeemable, in whole or in part, upon not less than 30 days, nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of principal amount), if redeemed during the twelve-month period beginning on February 1 of each year listed below, in each case together with accrued and unpaid interest, if any, to the redemption date:

Date	Price
2017	104.125%
2018	102.750%
2019	101.375%
2020	100.000%

Optional Redemption with Equity Proceeds:	On one or more occasions before February 1, 2017, we may use an amount equal to all or a portion of the Net Cash Proceeds of one or more Equity Offerings to redeem up to 35% of the original principal amount of the Notes at a redemption price equal to 105.500% of the principal amount to be redeemed, plus accrued and unpaid interest, if any, to the redemption date

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest, if any

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. RBS Securities Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

Trade Date:	January 8, 2014

Settlement Date:	January 23, 2014 (T+10)

We expect that delivery of the notes will be made on or about January 23, 2014, which will be the tenth business day following the Trade Date (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP and ISIN Numbers:	CUSIP: 78572XAE1 ISIN: US78572XAE13

Expected Ratings[1]:	Ba3 / BB- (Moody’s / S&P)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuers are increasing the aggregate principal amount of Notes from $300.0 million to $350.0 million. The Issuers intend to use the full amount of the additional net proceeds, after deducting the underwriters’ discounts and commissions and offering expenses, to repay borrowings outstanding under the Revolving Credit Facility.

Other pro forma as adjusted financial information presented in the Preliminary Prospectus Supplement is deemed to have changed by the increase of the additional $50.0 million aggregate principal amount of Notes and the use of net proceeds thereof (after deducting the underwriters’ discounts and commissions and offering expenses) to repay borrowings outstanding under the Revolving Credit Facility. Such pro forma as adjusted financial information should be read in conjunction with the other disclosures (including disclosures in footnotes) related to such financial information contained in or incorporated by reference into the Preliminary Prospectus Supplement.

The Issuers and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers and the guarantors have filed with the SEC for more complete information about the Issuers, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, RBS Securities Inc. at 1-866-884-2071, Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Raymond James & Associates at 1-800-248-8863 and Stifel, Nicolaus & Company, Incorporated at 1-855 300-7136.

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